Subject to Completion

Preliminary Pricing Supplement dated April 24, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Absolute Return Barrier Notes

Linked to the MSCI EAFE® Index

due May     , 2009

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•

The Notes are designed for investors who believe that the level of the MSCI EAFE Index (index symbol “MXEA”) (the “Index”) will remain within the range described below at all times during the Valuation Period (as defined herein). The Valuation Period is the period from, but not including, the pricing date to, and including, the valuation date of the Notes.

•	The range will be:

•	greater than or equal to 80.85% to 84.85% of the level of the Index on the pricing date, and

•	less than or equal to 115.15% to 119.15% of the level of the Index on the pricing date.

•	The actual range will be determined on the pricing date and set forth in the final pricing supplement made available in connection with sales of the Notes.

•	100% principal protection on the maturity date.

•	There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•

These Notes are subject to a “knock-out” feature, meaning that no contingent supplemental payment will be paid at maturity if the level of the Index is outside the range described above at any time during the period from, but not including, the pricing date to, and including, the valuation date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No. .

•	The settlement date for the Notes is expected to be May , 2008.

Payment on the maturity date:

•

The amount you receive on the maturity date per unit will be based on the absolute value of the percentage change between the starting value and the ending value of the Index and whether the level of the Index remains within the prescribed range at all times during the Valuation Period. If the level of the Index:

•	is outside the prescribed range at any time during the Valuation Period, you will receive the $1,000 principal amount per unit; or

•

remains within the prescribed range at all times during the Valuation Period, you will receive the $1,000 principal amount per unit plus a contingent supplemental payment equal to $1,000 multiplied by the absolute value (which will always be a positive number) of the percentage change between the starting value and the ending value of the Index.

•

In no case will you receive more than an amount which will be between $1,151.50 and $1,191.50 per unit of the Notes, which will represent an appreciation of between 15.15% and 19.15% over the $1,000 original public offering price per unit of the Notes.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-9 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price	$1,000.00	$
Underwriting discount	$2.50	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$997.50	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is April     , 2008.

“MSCI EAFE® Index” is the exclusive property of MSCI, Inc. and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-9
DESCRIPTION OF THE NOTES	PS-13
THE INDEX	PS-18
UNITED STATES FEDERAL INCOME TAXATION	PS-25
ERISA CONSIDERATIONS	PS-29
USE OF PROCEEDS AND HEDGING	PS-30
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-30
EXPERTS	PS-30
INDEX OF CERTAIN DEFINED TERMS	PS-31

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Absolute Return Barrier Notes Linked to the MSCI EAFE® Index due May     , 2009 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the MSCI EAFE® Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in May 2009. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may occur in April or May, the settlement date may occur in April or May and the maturity date may occur in April or May. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above.

We cannot redeem the Notes at an earlier date. We will not make any payment on the Notes until the maturity date.

Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index is published by MSCI, Inc. (“MSCI”) and is intended to measure the performance of certain developed equity markets. The Index is a free float-adjusted market capitalization index with a base date of December 31, 1969 and an initial value of 100. The Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours.

As of April 22, 2008, the Index consisted of the following 21 countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The five largest country weights were: the United Kingdom (21.78%), Japan (20.19%), France (10.88%), Germany (9.09%) and Switzerland (6.92%) and the five largest sector weights were: Financials (26.63%), Industrials (12.01%), Materials (11.33%), Consumer Discretionary (10.18%) and Consumer Staples (8.57%).

The Index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

An investment in the Notes does not entitle you to any dividends, voting rights, or any other ownership interest in the stocks of the companies included in the Index.

How has the Index performed historically?

We have included a table and a graph showing the historical month-end closing levels of the Index from January 2003 through March 2008 as well as a table and graph showing the highest and lowest intra-day values during each month from January 2003 to March 2008 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. Current data indicates that the level of the Index exceeded the narrowest expected Range in more than 67.06% of all the 53-week periods ending during the period from January 2, 2003 to April 22, 2008. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future. In deciding whether to invest in the Notes, you should consider both (i) whether you think the level of the Index will remain within the Range during the Valuation Period, and (ii) if the level of the Index does remain within the Range, how it will perform within that Range.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” you will be entitled to receive on the maturity date will equal the $1,000 principal amount per unit plus the “Contingent Supplemental Payment”, if any.

Contingent Supplemental Payment

If the level of the Index is outside of the Range at any time during the Valuation Period, you will receive $1,000 per unit but no Contingent Supplemental Payment on the maturity date.

If the level of the Index is within the Range at all times during the Valuation Period, the “Contingent Supplemental Payment” per unit to which you will be entitled will depend on the absolute value of the percentage change between the Starting Value and the Ending Value (each as defined below) of the Index and will equal:

$1,000 × Absolute Index Change

The “Absolute Index Change” equals the absolute value of:

(	Ending Value – Starting Value	)
Starting Value

The absolute value will always be a positive number or zero. (See the examples provided below.)

In no event will you receive less than the $1,000 principal amount per unit. However, in no case will you receive more than an amount which will be between $1,151.50 and $1,191.50 per unit of the Notes, which will represent an appreciation of between 15.15% and 19.15% over the $1,000 original public offering price per unit of the Notes.

The “Range” means the range of the level of the Index that is:

(i) greater than or equal to 80.85% to 84.85% of the Starting Value; and

(ii) less than or equal to 115.15% to 119.15% of the Starting Value.

The actual Range will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Starting Value” will equal the closing level of the Index on the Pricing Date. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will equal the closing level of the Index on the Valuation Date; provided that, if a Market Disruption Event (as defined below) occurs on that date, then the Ending Value will equal the closing level of the Index on the next scheduled Index Business Day, as more fully described herein.

The “Valuation Date” will be the third scheduled Index Business Day prior to the maturity date of the Notes.

The “Valuation Period” will be the period of regular trading hours, as determined by the Calculation Agent, on each Index Business Day starting on the first Index Business Day after the Pricing Date to and including the Valuation Date.

An “Index Business Day” means a day on which the NYSE, the AMEX and the Nasdaq are open for trading and the Index or any successor indices are calculated and published.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed an amount which will be between $1,151.50 and $1,191.50 per unit (which would represent an appreciation of between 15.15% and 19.15% over the $1,000 original public offering price per unit of the Notes) in exchange for the ability to participate in changes in the level of the Index from the Starting Value to the Ending Value, if the level of the Index remains within the Range at all times during the Valuation Period.

Examples

Set forth below are four examples of Redemption Amount calculations per each $1,000 principal amount unit of the Notes, assuming a hypothetical Starting Value of 2,131.55, the closing level of the Index on April 22, 2008, and a hypothetical Range in which the level of the Index is greater than or equal to 82.85% of the Starting Value and less than or equal to 117.15% of the Starting Value, the midpoints of 80.85% to 84.85% and 115.15% to 119.15%, respectively.

Example 1—The Index has remained within the Range at all times during the Valuation Period and the hypothetical Ending Value is 90% of the hypothetical Starting Value:

Hypothetical Starting Value: 2,131.55

Hypothetical Ending Value: 1,918.40

$1,000 ×	(1,918.40 – 2,131.55)	= $100.00
2,131.55

Contingent Supplemental Payment = $100.00

Redemption Amount (per unit) = $1,000.00 + $100.00 = $1,100.00

Example 2—The Index has remained within the Range at all times during the Valuation Period and the hypothetical Ending Value is 110% of the hypothetical Starting Value:

Hypothetical Starting Value: 2,131.55

Hypothetical Ending Value: 2,344.71

$1,000 ×	(2,344.71 – 2,131.55)	= $100.00
2,131.55

Contingent Supplemental Payment = $100.00

Redemption Amount (per unit) = $1,000.00 + $100.00 = $1,100.00

Example 3—The hypothetical Ending Value is 110% of the hypothetical Starting Value, but the Index was outside the Range at an earlier time during the Valuation Period:

Hypothetical Starting Value: 2,131.55	(No Contingent Supplemental Payment will be paid if the level of the Index is outside the Range at any time during the Valuation Period)
Hypothetical Ending Value: 2,344.71
Contingent Supplemental Payment = $0.00
Redemption Amount (per unit) = $1,000.00

Example 4—The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value: 2,131.55	(No Contingent Supplemental Payment will be paid if the level of the Index is outside the Range at any time during the Valuation Period)
Hypothetical Ending Value: 2,771.02
Contingent Supplemental Payment = $0.00
Redemption Amount (per unit) = $1,000.00

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual Contingent Supplemental Payment will be, or that the actual Contingent Supplemental Payment will even exceed zero. We have determined that this estimated yield will equal         % per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a Note for $1,000 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $             in 2008 and $             in 2009. However, in 2009, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $            , depending upon the Contingent Supplemental Payment, if any, you receive. Also, if the Contingent Supplemental Payment is less than $            , you may have a loss which you could deduct against other income you may have in 2009, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors— In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, the volatility and the prevailing level of the Index, and whether the Index has been outside the Range during the Valuation Period. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive less than the principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there have been no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction may be lower than the principal amount of the Notes. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining if the level of the Index has remained within the Range, determining the Starting Value and the Ending Value and calculating the

Contingent Supplemental Payment, if any (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

If the level of the Index remains within the Range at all times during the Valuation Period, you will receive the $1,000 principal amount per unit plus a Contingent Supplemental Payment equal to $1,000 multiplied by the absolute value of the percentage change between the Starting Value and the Ending Value of the Index. In no case, however, will you receive more than an amount which will be between $1,151.50 and $1,191.50 per unit of the Notes, which will represent an appreciation of between 15.15% and 19.15% over the $1,000 original public offering price per unit of the Notes. Once the level of the Index has been outside the Range at any time during the Valuation Period, even if the level of the Index later is within the Range, subsequent changes in the level of the Index will have no impact on the amount you receive on the maturity date, which will be only the $1,000 principal amount per unit. We have no control over market fluctuations that affect the level of the Index.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

There is a significant risk that you will receive no Contingent Supplemental Payment

Historically, the level of the Index has fluctuated significantly and fluctuations in the level of the Index outside of the Range during the Valuation Period will preclude the payment of a Contingent Supplemental Payment at maturity. In examining each 53-week period (the term of the Notes) ending between January 2, 2003 and April 22, 2008, assuming the Range to be 15.15% above and below the Starting Value (the narrowest range of the expected Range of 15.15% to 19.15%) the level of the Index exceeded the Range in more than 67.06% of such 53-week periods.

Your return is limited and will not reflect the return on a direct investment in the stocks included in the Index

The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the Redemption Amount will never exceed an amount which will be between $1,151.50 and $1,191.50 per unit of the Notes, which will represent an appreciation of between 15.15% and 19.15% over the $1,000 original public offering price per unit of the Notes. If the level the Index is outside the Range at any time during the Valuation Period, you will only receive the $1,000 principal amount per unit regardless of any other changes in the level of the Index.

Because the amount of the Contingent Supplemental Payment, if any, will depend upon the absolute change in the level of the Index, an increase in the level of the Index could result in a reduction in the amount paid as the Contingent Supplemental Payment. For instance, (assuming that the level of the Index is within the Range at all times during the Valuation Period) an Ending Value equal to 90% of the Starting Value would result in a larger Contingent Supplemental Payment than an Ending Value equal to 95% of the Starting Value.

In addition, your return will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks, if any, because the level of the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

Exchange rate movements may impact the value of the Notes.

The Notes will be denominated in U.S. dollars. Because the value of certain Index components are traded in currencies other than U.S. dollars and are converted by operation of the Index into U.S. dollars or another currency, the amount payable on the Notes on the maturity date will depend in part on the relevant exchange rates.

Your return may be affected by factors affecting international securities markets.

The Index is computed by reference to the level of 21 developed market country indices. Your return on the Notes will be affected by factors affecting the value of securities in the relevant markets. These foreign securities markets may be more volatile than United States markets and may be affected by market developments in different ways than United States markets. Also, there is generally less publicly available information about foreign companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission. Additionally, accounting, auditing and financial reporting standards and requirements in foreign countries differ from those applicable to United States reporting companies.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction may be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

MSCI may adjust the Index in a way that affects its level, and MSCI has no obligation to consider your interests

MSCI is responsible for calculating and maintaining the Index. MSCI can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, MSCI may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. MSCI has no obligation to consider your interests in calculating or revising the Index.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the level of the Index and whether the level of the Index was outside the Range at any time during the Valuation Period. In addition, because the payment on the Notes on the maturity date will not exceed an amount which will be between $1,151.50 and $1,191.50 per unit, we do not expect that the Notes will trade in the secondary market above that amount.

Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Increased volatility in the Index may increase the risk that the Index will be outside of the Range during the Valuation Period and, as a result, that there will be no Contingent Supplemental Payment. If the volatility of the Index increases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes. If dividend yields on the stocks included in the Index change, the trading value of the Notes may be adversely affected.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as whether the Index has been outside the Range during the Valuation Period, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Index. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining if the level of the Index has remained within the Range, determining the Starting Value and the Ending Value and calculating the Contingent Supplemental Payment, if any. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the

Notes—Adjustments to the Index” and “Description of the Notes—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Contingent Supplemental Payment, if any, due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on May     , 2009. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                 .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund. The Notes are 100% principal protected on the maturity date.

Payment on the Maturity Date

On the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to the Redemption Amount per unit.

Determination of the Redemption Amount

The “Redemption Amount” to which you will be entitled to receive on the maturity date will equal the $1,000 principal amount per unit plus the “Contingent Supplemental Payment” per unit, if any.

Contingent Supplemental Payment

(a) If the level of the Index is outside the Range at any time during the Valuation Period, you will receive no Contingent Supplemental Payment on the maturity date.

(b) If the level of the Index is within the Range at all times during the Valuation Period, the Contingent Supplemental Payment you receive per unit on the maturity date will equal:

$1,000 × Absolute Index Change

The “Absolute Index Change” equals the absolute value of:

(	Ending Value – Starting Value	)
Starting Value

The absolute value will always be a positive number or zero.

In no event will you receive less than the $1,000 principal amount per unit. However, in no case will you receive more than an amount which will be between $1,151.50 and $1,191.50 per unit of the Notes, which will represent an appreciation of between 15.15% and 19.15% over the $1,000 original public offering price per unit of the Notes.

The “Range” will be a range of the level of the Index that is:

(i) greater than or equal to 80.85% to 84.85% of the Starting Value, and

(ii) less than or equal to 115.15% to 119.15% of the Starting Value.

The actual Range will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Starting Value” will equal the closing level of the Index on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will equal the closing level of the Index on the Valuation Date, provided that, if a Market Disruption Event occurs on that date, then the Ending Value will equal the closing level of the Index determined on the next scheduled Index Business Day (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances).

The “Valuation Date” will be the third scheduled Index Business Day prior to the maturity date of the Notes.

The “Valuation Period” will be the period of regular trading hours, as determined by the Calculation Agent, on each Index Business Day starting on the first Index Business Day after the Pricing Date to and including the Valuation Date.

An “Index Business Day” means a day on which the NYSE, the AMEX and the Nasdaq are open for trading and the Index or any successor indices are calculated and published.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the stocks included in the Index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the stocks included in the Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clauses (A) and (B) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered “material”.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Historical Payments

The following table illustrates, for a hypothetical Starting Value of 2,131.55 (the closing level of the Index on April 22, 2008) and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 3.35% per annum, as more fully described below.

The table below assumes that, during the Valuation Period, the level of the Index remains within a Range in which the level of the Index is greater than or equal to 82.85% of the Starting Value and less than or equal to 117.15% of the Starting Value, the midpoints of 80.85% to 84.85% and 115.15% to 119.15%, respectively.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the stocks included in the Index(1)(2)
1,385.51	–35.00%	$1,000.00	0.00%	0.00%	–31.01%
1,492.09	–30.00%	$1,000.00	0.00%	0.00%	–26.27%
1,598.66	–25.00%	$1,000.00 (5)	0.00%	0.00%	–21.48%
1,705.24	–20.00%	$1,200.00 (4)	20.00%	18.77%	–16.63%
1,758.53	–17.50%	$1,175.00 (4)	17.50%	16.51%	–14.18%
1,811.82	–15.00%	$1,150.00 (4)	15.00%	14.23%	–11.71%
1,918.40	–10.00%	$1,100.00 (4)	10.00%	9.60%	–6.73%
2,131.55 (3)	0.00%	$1,000.00	0.00%	0.00%	3.40%
2,344.71	10.00%	$1,100.00 (4)	10.00%	9.60%	13.78%
2,451.28	15.00%	$1,150.00 (4)	15.00%	14.23%	19.06%
2,504.57	17.50%	$1,175.00 (4)	17.50%	16.51%	21.73%
2,557.86	20.00%	$1,200.00 (4)	20.00%	18.77%	24.41%
2,664.44	25.00%	$1,000.00 (5)	0.00%	0.00%	29.81%
2,771.02	30.00%	$1,000.00	0.00%	0.00%	35.28%
2,877.59	35.00%	$1,000.00	0.00%	0.00%	40.81%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from April 29, 2008 to May 5, 2009, a term expected to be equal to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 3.35% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.
(3)	This is the hypothetical Starting Value, the closing level of the Index on April 22, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(4)	This assumes that the level of the Index was within the Range at all times during the Valuation Period.
(5)	The amount you receive on the maturity date will not be less than $1,000 per unit.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Range and term of your investment.

Adjustments to the Index

If at any time MSCI makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred. In the event the Calculation Agent makes any such adjustment to the Index, any determination as to whether the Index, as so adjusted, is above or below the Range will be based on this closing level and intra-day levels will not be taken into account.

Discontinuance of the Index

If MSCI discontinues publication of the Index and MSCI or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by MSCI or any other entity for the Index. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that MSCI discontinues publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any day during the Valuation Period,

the Calculation Agent will, at the close of business on each date that the closing level of the Index is to be calculated, compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists. In such event, any determination as to whether the Index, as so calculated, is above or below the Range will be based on this closing level and intra-day levels will not be taken into account.

If MSCI discontinues publication of the Index before the Valuation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will, at the close of business on each date that the closing level of the Index is to be calculated, determine the level that would be used in determining the Redemption Amount as described in the preceding paragraph as if that day were the Valuation Date. In such event, any determination as to whether the Index, as so calculated, is above or below the Range will be based on this closing level and intra-day levels will not be taken into account. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 original public offering price per unit, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by MSCI. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information. Neither ML&Co. and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or assumes any responsibility for the accuracy of such Index or information.

General – MSCI Indices

The MSCI Indices were founded in 1969 by Capital International S.A. as the first international performance benchmarks constructed to facilitate accurate comparison of world markets. Morgan Stanley acquired the rights to the indices and data from Capital International in 1986. In November 1998, Morgan Stanley transferred all rights to the MSCI indices to Morgan Stanley Capital International Inc., which was later succeeded by MSCI. The MSCI Indices have covered the world’s developed markets since 1969 and, in 1988, MSCI commenced coverage of the emerging markets. MSCI applies the same criteria and calculation methodology across all markets for all equity indices, developed and emerging.

In March 2006, MSCI announced enhancements to the methodology of its Global Investable Market Indices methodology, by moving from a sampled multi-cap approach to an approach targeting exhaustive coverage with non-overlapping size and style segments. The MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, will transition to the Global Investable Market Indices methodology described below. The indices will transition in two phases. The first phase was completed on November 30, 2007 and the second purports to be completed by May 30, 2008. The transition will be synchronized for all market and composite indices with the exception of the MSCI Euro and Pan-Euro Indices which transitioned in one phase as of the close of November 30, 2007.

At the end of the transition period, the MSCI Standard Indices will be composed of the MSCI Large Cap and Mid Cap Indices. The current MSCI Small Cap Index will transition to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology, and will contain no overlap with constituents of the transitioned MSCI Standard Indices. In addition, under the MSCI Global Investable Market Indices methodology, there will be new Small Cap Indices covering Emerging Markets countries. There will also be new MSCI Value and Growth Indices constructed from the Small Cap Index Series for both Emerging and Developed Markets. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices will make up the MSCI Investable Market Index for each country, composite, sector, and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (DM) or Emerging Markets (EM). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts (REITs) in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) is classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i)	Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization.

(ii)	Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii)	DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio (ATVR), a measure which offers the advantage of screening out extreme daily trading volumes and taking into account the free float-adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(iv)	Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security’s Foreign Inclusion Factor (FIF) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v)	Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an IPO to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

•	Investable Market Index (Large + Mid + Small)

•	Standard Index (Large + Mid)

•	Large Cap Index

•	Mid Cap Index

•	Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements.

Applying Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules contained herein, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology, which uses multiple factors to identify value and growth characteristics. The value investment style characteristics use the following three variables for index construction: book value to price ratio, 12-month forward earnings to price ratio, and dividend yield. The growth investment style characteristics use the following five variables for index construction: long-term forward earnings per share (“EPS”) growth rate, short-term EPS growth rate, current internal growth rate, long-term historical EPS growth trend, and long-term historical sales per share growth trend.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the Global Industry Classification Standard (GICS). Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can only belong to one industry grouping at each of the four levels of the GICS.

Maintaining the MSCI Global Investable Market Indices

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i)	Semi-Annual Index Reviews (SAIRs) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	Updating the indices on the basis of a fully refreshed Equity Universe.

•	Taking buffer rules into consideration for migration of securities across size and style segments.

•	Updating Foreign Inclusion Factors (FIFs) and Number of Shares (NOS).

(ii)	Quarterly Index Reviews (QIRs) in February and August of the Size Segment Indices aimed at:

•	Including significant new eligible securities (such as IPOs which were not eligible for earlier inclusion) in the index.

•	Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

•	Reflecting the impact of significant market events on FIFs and updating NOS.

(iii)	Ongoing event-related changes are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Transition

MSCI will transition the current MSCI GCC Countries Indices to the enhanced MSCI GCC Countries Indices Methodology as described above. The transition of the MSCI GCC Countries Indices to the enhanced MSCI GCC Countries Indices Methodology will occur in a single phase, the second phase, which will be implemented as of the close of May 30, 2008. The final additions and deletions of constituents will be announced at least four weeks in advance of their implementation.

During the transition period, MSCI Provisional Standard and Provisional Small Cap Indices will be provided to assist investors in understanding the changes that would occur if the MSCI Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard and Small Cap Indices. The Provisional Indices also provide increased flexibility to current investors who wish to transition to the Global Investable Market Indices methodology on their own schedule. Moreover, the Provisional Standard and Provisional Small Cap Indices and the new Size and Style Segment Indices that will be created based on this methodology are official MSCI indices and as such can be used for a variety of purposes, including as the basis for new investment mandates and for investment vehicles such as passive mutual funds, exchange traded funds and listed and over-the-counter derivative contracts.

The MSCI EAFE Index

The Index is published by MSCI, Inc. (“MSCI”) and is intended to measure the performance of certain developed equity markets. The Index is a free float-adjusted market capitalization index with a base date of December 31, 1969 and an initial value of 100. The Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The Index is published by Bloomberg under the index symbol “MXEA”.

As of April 22, 2008, the Index consisted of the following 21 countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The five largest country weights were: the United Kingdom (21.78%), Japan (20.19%), France (10.88%), Germany (9.09%) and Switzerland (6.92%) and the five largest sector weights were: Financials (26.63%), Industrials (12.01%), Materials (11.33%), Consumer Discretionary (10.18%) and Consumer Staples (8.57%).

The Index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

Historical Data on the Index

The following table sets forth the closing level of the Index at the end of each month in the period from January 2003 through March 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	912.39	1,306.43	1,486.97	1,782.57	2,087.68	2,044.11
February	889.82	1,334.96	1,548.60	1,776.42	2,102.26	2,070.06
March	868.55	1,337.07	1,503.85	1,827.65	2,147.51	2,038.62
April	950.03	1,302.92	1,462.87	1,910.15	2,235.40
May	1,003.78	1,302.04	1,457.36	1,826.73	2,263.21
June	1,025.74	1,327.97	1,473.72	1,822.88	2,262.24
July	1,049.47	1,283.96	1,518.15	1,839.66	2,227.50
August	1,072.14	1,286.26	1,552.51	1,885.49	2,187.29
September	1,103.39	1,318.03	1,618.84	1,885.26	2,300.38
October	1,171.47	1,362.19	1,570.83	1,957.64	2,388.74
November	1,195.82	1,452.59	1,606.14	2,012.31	2,306.29
December	1,288.77	1,515.48	1,680.13	2,074.48	2,253.36

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

The following table sets forth the highest and lowest intra day levels of the Index for each month in the period from January 2003 through March 2008. This historical data on the Index should not be taken as an indication of the future performance of the Index or what the value of the Notes may be.

	2003		2004		2005		2006			2007	2008
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	986.07	889.06	1,354.56	1,282.19	1,520.04	1,456.93	1,788.23	1,684.06	2,109.44	2,027.49	2,263.68	1,831.86
February	932.54	870.29	1,373.51	1,302.07	1,555.57	1,483.48	1,787.67	1,727.31	2,185.54	2,090.13	2,124.57	1,942.51
March	915.22	813.30	1,362.70	1,282.31	1,578.48	1,491.17	1,846.56	1,737.30	2,163.96	2,019.68	2,074.28	1,933.05
April	952.46	867.60	1,365.54	1,299.48	1,521.56	1,449.63	1,919.36	1,825.84	2,256.82	2,140.00
May	1,014.25	945.29	1,336.58	1,223.93	1,491.26	1,433.85	1,984.49	1,792.41	2,270.26	2,210.22
June	1,078.45	1,000.86	1,346.95	1,286.43	1,492.81	1,450.36	1,863.85	1,673.83	2,294.12	2,189.05
July	1,067.70	1,021.22	1,341.13	1,263.07	1,520.83	1,430.80	1,847.61	1,706.74	2,342.46	2,183.07
August	1,083.06	1,028.29	1,292.33	1,242.34	1,586.80	1,513.47	1,895.29	1,820.83	2,239.98	2,002.65
September	1,150.86	1,072.31	1,327.63	1,289.10	1,625.53	1,559.29	1,915.41	1,833.64	2,304.77	2,132.24
October	1,188.53	1,104.64	1,369.99	1,319.48	1,619.42	1,525.62	1,969.54	1,882.37	2,389.66	2,263.34
November	1,199.97	1,158.27	1,466.36	1,363.29	1,623.13	1,568.32	2,017.84	1,948.89	2,398.71	2,197.54
December	1,291.03	1,193.36	1,521.19	1,428.98	1,699.56	1,604.49	2,081.75	2,004.32	2,350.06	2,173.11

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of future performance of the Index.

License Agreement

MLPF&S and MSCI have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S and certain of its affiliates (including ML&Co.), in exchange for a fee, of the right to use certain indices calculated by MSCI in connection with the issuance and marketing of securities, including the Notes.

The license agreement provides that the following information must be set forth in this index supplement:

“THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MORGAN STANLEY CAPITAL INTERNATIONAL INC. (“MSCI”), ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY MLPF&S AND ML&CO. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDICES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE NOTES OR THE ISSUER OR OWNER OF A NOTE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE NOTES ARE REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE NOTES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY

OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or owner of the Notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the Notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by MLPF&S and ML&Co. The Notes are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to the Notes. No purchaser, seller or owner of the Notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the Notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “Certain United States Federal Income Tax Considerations” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, entities that are classified as partnerships, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a payment on the maturity date of the principal amount thereof and a projected Contingent Supplemental Payment equal to $             per unit (the “Projected Contingent Supplemental Payment”). This represents an estimated yield on the Notes equal to         % per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $1,000), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual Contingent Supplemental Payment, if any, exceeds $             per unit (i.e., the Projected Contingent Supplemental Payment), a U.S. Holder will be required to include the excess of the actual Contingent Supplemental Payment over $             per unit (i.e., the Projected Contingent Supplemental Payment) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Contingent Supplemental Payment is less than $             per unit (i.e., the Projected Contingent Supplemental Payment), the amount by which the Projected Contingent Supplemental Payment (i.e., $             per unit) exceeds the actual Contingent Supplemental Payment will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Contingent Supplemental Payment (i.e., $             per unit) in excess of the actual Contingent Supplemental Payment that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Notwithstanding the foregoing, special rules will apply if the Contingent Supplemental Payment becomes fixed more than six months prior to the maturity date. For this purpose, the Contingent Supplemental Payment will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental, within the meaning of the CPDI Regulations. Thus, if the level of the Index is outside of the Range at any time during the Valuation Period, these special rules generally could apply to the Notes. Generally, in such a case, a U.S. Holder would be required to account for an amount equal to the Projected Contingent Supplemental Payment as either an interest offset or ordinary loss, as appropriate, in a reasonable manner over the remaining term of the Note. A U.S. Holder’s tax basis in a Note and the character of any gain or loss on the sale of the Note could also be affected. U.S. Holders should consult their own tax advisors concerning these special rules.

Upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition.

A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Contingent Supplemental Payment and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Contingent Supplemental Payment will be, or that the actual Contingent Supplemental Payment will even exceed zero.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Note during each accrual period over an assumed term of approximately 53 weeks for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Contingent Supplemental Payment and a hypothetical estimated yield equal to 4.65% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on April 24, 2008 and were scheduled to mature on May 1, 2009. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Contingent Supplemental Payment and the actual estimated yield) will be determined by ML&Co. in connection with the issuance of the Notes and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) at that time. The actual projected payment schedule for the Notes (including both the actual Projected Contingent Supplemental Payment and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered to investors in connection with the initial sale of the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per Unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per Unit)
April 24, 2008 through October 24, 2008	$23.31	$23.31
October 25, 2008 through May 1, 2009	$23.79	$47.10

Hypothetical Projected Contingent Supplemental Payment = $47.10 per Note.

Unrelated Business Taxable Income

Section 511 of Internal Revenue Code of 1986, as amended (the “Code”) generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to

Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch and Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated by reference in this pricing supplement (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements) and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-16
Calculation Agent	PS-7
Contingent Supplemental Payment	PS-4
Ending Value	PS-4
Index	PS-3
Index Business Day	PS-4
Market Disruption Event	PS-14
Notes	PS-1
Pricing Date	PS-3
Range	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-16
Valuation Date	PS-4
Valuation Period	PS-4

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Absolute Return Barrier Notes

Linked to the MSCI EAFE® Index

due May     , 2009

(the “Notes”)

$1,000 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

April     , 2008